Filed by Denali Holding Inc.

Form S-4 File No. 333-208524

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following email was sent to all Dell Global Team Members by Michael Dell, Chairman and Chief Executive Officer of Dell Inc., on May 2, 2016.

What’s in a name. . . introducing Dell Technologies

To: Global Dell Team

Tomorrow is Dell’s 32nd birthday, and today, I’m taking the stage at EMC World to stand in front of nearly 14,000 customers, partners, users and developers and speak with them about creating their most important technology partner.

I am also going to announce the name of our combined company, and I wanted you to be among the first to know that after the close of the transaction, our family of businesses will officially be known as Dell Technologies.

Dell Technologies will include the combined technologies, companies and brands of Dell, EMC, VMware, Pivotal, SecureWorks, RSA and Virtustream.

Our Client Solutions business will be branded Dell. The brand equity in the Dell PC is irreplaceable. We have incredible momentum, gaining share in 13 straight quarters. The business is absolutely core to our vision of technology infrastructure and our ability to drive innovation at scale at the edge. And above all, it’s critically important to our customers.

Our combined enterprise business will be named Dell EMC. Both companies stand for something very special to you and our customers. And our combination is absolutely about bringing together the very best of us both. We are so proud of what we’re creating, and we want our teams and entire ecosystem to feel that same pride, belonging and excitement.

Our vision is for a strategically aligned family of businesses that brings together our customers’ entire infrastructure - from hardware to software to services, from the edge to the core to the cloud - so they don’t have to. We will be the leaders in traditional technology of today and cloud-native infrastructure of tomorrow.

We’ll maintain and invest in strong independent ecosystems and open architectures, so that customers have choice and flexibility and so they can buy with confidence in all of our roadmaps, warrantees and service agreements.

Importantly, we’ll also align our capabilities across our family of businesses where it makes strategic sense to deliver integrated solutions in areas like public, private and hybrid cloud, and security, and in seamless technology infrastructure from the industry’s leading converged platforms to the sensors, gateways, PCs and Virtual PCs at the edge of the Internet of Things. Ultimately, we’ll be in our strongest position ever to ensure the success of our customers and partners, today and into the future.

All together, we are Dell Technologies. I think it has nice ring and I hope all of our team members, customers and partners feel included under our family umbrella and are as excited as I am about what is coming next.

It’s hard to believe the success we’ve had during the last 32 years. Our little start-up has generated more than $935 billion in cumulative revenue, and we’ve invested in our team members, our capabilities and innovation to create ever more customer value. Now with the EMC transaction moving forward as planned, I think we’re about to get a whole lot bigger and able to do a whole lot more for customers. You better believe the best is yet to come.

Wish me luck on the main stage today, and join me in wishing Dell a happy 32nd birthday.

Michael

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. has filed with the SEC a Registration Statement on Form S-4 (File No. 333-208524) that included a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors, officers and employees may participate in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction without additional compensation. Additional information regarding the persons who may, under the rules of the SEC, participate in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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